April 24, 2006


VIA U.S. MAIL AND FACSIMILE:  (215) 979-1020

Frederick W. Dreher, Esq.
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103-4196
(215) 979-1234


Re:	Federal Trust Corporation
	Preliminary Proxy Statement on Schedule 14A, filed April 12, 2006 Filed by Keefe Managers, LLC and Robert B. Goldstein
      File No. 001-31724

Dear Mr. Dreher:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
General, page 1

1. Revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

Reasons for Keefe`s Solicitation, page 3

2. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Examples of statements for which you need to provide the basis include, but are not necessarily limited to the following statements:

* your belief that the .50% of average quarterly assets on an annualized basis, on which Mr. Suskiewich`s bonus payment is based, is exceptionally low for banks such as Federal Trust Bank when compared to its peer group;

* your statement that a change in control performance bonus of 3.0 times the premium multiple paid for Federal Trust over book value times $250,000, which in Keefe`s experience is extraordinarily high and, Keefe believes, a waste of corporate assets.
Where the basis of support are other documents, such as analysts` reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.

3. Please explain your statement, on page 4, that "In other words, almost 59% of the votes cast did not approve the Directors Stock Plan. Federal Trust`s Board, to the derogation of our interest as Shareholders, nevertheless implemented the new plan." In providing your explanation, please provide separate percentages for the number of shareholders who actually voted against the plan as opposed to those who merely did not vote, or "withheld" votes.

Reasons for the Solicitation, page 4

4. In the first paragraph under this heading, you provide the reasons for putting forward your slate of nominees. However, you have not provided sufficient disclosure regarding how your nominees intend to effectuate the plans you reference for the company, particularly given that your nominee directors, if elected, would constitute a minority on the board. Revise your proxy statement to fully address specific plans the nominee has made to accomplish for example, the "accountability of senior management." Delineate the plans your nominee has with respect to "enhanc[ing] . . . corporate governance" and "maximiz[ing] . . . shareholder value." Your disclosure should also address how your nominee intends to leverage his position on the board by gaining the support of other current board members such that they would be capable of attempting to exercise more meaningful influence on the board.

Background, page 6

5. Please describe specifically, providing the basis for your statement, "Keefe`s concern about Federal Trust`s performance and what Keefe perceived to be self-interested decisions made by Federal Trust`s Board with respect to Executive officer compensation and the Directors Stock Plan."

 "How will my shares be voted," page 6

6. We note that you are soliciting the discretionary authority to cumulate votes. Consistent with the requirements of Item 6 (c), supplement the disclosure under this heading to provide more information about cumulative voting rights and the conditions precedent to the exercise of such rights.

Proposal II: Adoption of an Amendment to Federal Trust`s Bylaws, page 9

7. We note your statement on page 6 of the proxy materials that "[o]n April _, 2006, notices were sent to Federal Trust for the purposes of nominating Mr. Goldstein for election as director of Federal Trust at the Annual Meeting and proposing that the Shareholders consider an amendment to the Federal Trust`s Amended and Restated Bylaws at the Annual Meeting." Please tell us whether and at what date, if any, you sent the advance notice required by Section 7(a) of the company`s bylaws in order to properly bring Proposal II. Tell us why you did not include a date of notice in this preliminary proxy statement.
We note in your Schedule 13D filed April 21, 2006, you state that such notices were sent April 21, 2006. In this respect, it appears that pursuant to Article I. Section 7(a) of the bylaws, at any annual meeting of stockholders of the company, only such business shall be conducted as shall have been properly brought before the meeting.
In order to be properly brought before the meeting it appears that the stockholder must give the company`s secretary timely and proper notice of the new business to be considered at the meeting. In order to be timely, such notice, must be received by the company at its principal executive offices not less than 60 days prior to the date of the annual meeting. In your analysis address this timing requirement and the meeting date of May 26, 2006. In addition, in order to be proper, such notice must contain all of the information required by subparagraphs (i) through (iv) of Section 7(a). In this respect we note that Section 7(a) governs any apparently more lenient provisions as it specifically states "Notwithstanding anything in these Bylaws to the contrary, no business shall be brought before or conducted at an annual meeting except in accordance with the provisions of this Section 7(a)." Please provide us with all relevant details and legal analysis of the notice of your proposals you provided to the company.

8. Further, it appears that the bylaws provide that if the presiding officer of the annual meeting determines that business was not properly brought before the annual meeting in accordance with
Section 7(a), he shall so declare to the meeting that any such business shall not be voted upon or transacted. Tell us whether or not there may be a valid notice issue and the consequences of same that you should address in the disclosure of your proxy materials, including whether or not the company has communicated any alleged notice deficiencies. We note the company`s preliminary proxy statement filed April 21, 2006.

Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons and their management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	     As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter, marked as correspondence on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Michael K. Pressman, Special Counsel, at (202) 551-3345 or me at (202) 551-3257 or by facsimile at (202) 772-9203 with any questions.

Sincerely,


Celeste M. Murphy,
Special Counsel
Office of Mergers and Acquisitions